GLOBALTEX INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

Six months ended September 30, 2002

(Unaudited)

Globaltex Industries Inc.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

	September 30, 2002		March 31, 2002	
ASSETS				
CURRENT				
Cash and cash equivalents	$	64,399	$	73,501
Restricted cash		-		296,803
Accounts receivable (Note 4)		1,375		1,628,158
Prepaid expenses		5,477		5,477
Total current assets		71,251		2,003,939
CAPITAL ASSETS (Note 5)		17,190		19,530
MINERAL PROPERTIES (Note 6) (Schedule 1)		13,215,500		13,026,175
Total assets	$	13,303,941	$	15,049,644
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	554,853	$	2,019,165
Interest payable		-		26,588
Notes payable (Note 8)		-		1,550,355
Total current liabilities		554,853		3,596,108
DUE TO RELATED PARTY (Note 7)		600,000		600,000
Total liabilities		1,154,853		4,196,108
SHAREHOLDERS' EQUITY				
Commitment to issue shares (Note 8 & 14(a))		1,461,433		1,000,000
Capital stock (Note 9 and 10)				
Authorized				
50,000,000 common shares of no par value				
Issued and fully paid (Note 9)				
26,291,118 shares		24,337,462		23,207,462
Contributed surplus and other capital		1,092,761		1,092,761
Additional paid-in capital (Note 10 (c))		18,235		-
Deficit accumulated during exploration stage		(14,760,803)		(14,446,687)
Total shareholders' equity		12,149,088		10,853,536
Total liabilities and shareholders' equity	$	13,303,941	$	15,049,644

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIAB ILITIES AND COMMITMENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS

"Mark Fields"   Director

"Clay Gillespie"   Director

Globaltex Industries Inc.
(An exploration stage company)
Consolidated Statement of Loss and Deficit
For the periods ended
(Canadian Dollars)
(Unaudited)

	Three Months Period Ended September 30, 2002		Three Months Period Ended September 30, 2001		Six Months Period Ended September 30, 2002		Six Months Period Ended September 30, 2001
EXPENSES							
Accounting and audit	$	19,071	$	23,600	$	22,352	$	23,000
Amortization		1,170		1,335		2,340		2,623
Consulting (Note 10 (c))		13,676		-		18,235		-
Fees and assessments		3,271		5,451		8,554		8,375
Interest and financing		52,390		464,080		86,795		658,570
Legal		12,065		305,830		30,509		335,801
Management fees		16,250		52,500		32,750		105,000
Office		32,241		38,809		74,124		52,502
Promotion and marketing		6,641		2,194		16,302		2,315
Transfer agent		2,931		(4,398)		3,951		4,131
Travel		-		7,872		2,893		25,552
	$	159,706	$	897,273	$	298,805	$	1,217,869
OTHER ITEMS							
Interest and other		-		2,609		1,131		3,684
Write-off of investment in							
US Power Project		-		(189,260)		-		(189,260)
Foreign exchange gain (loss)		873		20,641		(16,442)		11,356
		873		(166,010)		(15,311)		(174,220)
Loss for the period		158,833		1,063,283		314,116		1,392,089
Deficit, beginning of period		14,601,970		12,434,935		14,446,687		12,106,129
Deficit, end of period	$	14,760,803	$	13,498,218	$	14,760,803	$	13,498,218

Globaltex Industries Inc.
(An exploration stage company)
Consolidated Statement of Cash Flows
For the periods ended
(Canadian Dollars)
(Unaudited)

	Three Months Period Ended September 30, 2002		Three Months Period Ended September 30, 2001		Six Months Period Ended September 30, 2002		Six Months Period Ended September 30, 2001	
Operating Activities								
Loss for the period	$	(158,833)	$	(1,063,283)	$	(314,116)	$	(1,392,089)
Adjustments:								
Amortization		1,170		1,335		2,340		2,623
Non-cash consulting costs		13,676		-		18,235		-
Non-cash financing costs		-		415,803		25,973		608,132
Write-off of investment in								
US Power Project		-		189,260		-		189,260
Foreign exchange (gain) loss		(873)		(20,641)		16,442		(11,356)
		(144,860)		(477,526)		(251,126)		(603,430)
Changes in non-cash								
working capital items		173,724		(229,374)		432,686		(240,536)
		28,864		(706,900)		181,560		(843,966)
Financing Activities								
Loan (payments) proceeds		(1,427,467)		2,144,605		(1,576,328)		2,144,605
Commitment to issue shares		1,461,433		(462,000)		1,461,433		-
Issurance of capital stock		55,000		542,000		130,000		578,000
		88,966		2,224,605		15,105		2,722,605
Investing Activities								
Acquisition of capital assets		-		(636)		-		(1,267)
Investment in US Electric Power Inc.		-		(10,738)		-		(182,021)
Deferred exploration and development		(188,134)		(789,193)		(189,325)		(831,193)
Reclamation deposit		-		-		-		-
Acquisition of net assets of Willow								
Creek, net of cash		-		-		-		-
		(188,134)		(800,567)		(189,325)		(1,014,481)
Foreign exchange gain (loss)		873		20,641		(16,442)		11,356
Increase in cash and cash equivalents		(69,431)		737,779		(9,102)		875,514
Cash and cash equivalents								
- beginning of period		133,830		169,118		73,501		31,383
Cash and cash equivalents								
- end of period	$	64,399	$	906,897	$	64,399	$	906,897

Globaltex Industries Inc.
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs
For the periods ended
(Canadian Dollars)
(Unaudited)   **Schedule 1**

	Three Months Period Ended September 30, 2002	Three Months Period Ended September 30, 2001	Six Months Period Ended September 30, 2002	Six Months Period Ended September 30, 2001
Deferred Expenditures - Indin Lake				
Acquisition	$ -	$ -	$ -	$ -
Consulting	-	11,100	-	21,105
Geological program	-	-	-	-
Environmental deposit	-	-	-	-
Equipment purchases	-	-	-	-
Insurance	-	-	-	-
Insurance proceeds	-	-	-	-
Taxes and licences	704	553	1,522	1,311
Supplies	-	-	-	-
Survey	-	-	-	-
Travel and camp	-	-	-	-
	704	11,653	1,522	22,416
Willow Creek Coal Property				
Acquisition	-	-	-	-
Bulk sample	-	-	-	-
Consulting	-	11,040		37,840
Deferred development	187,430	759,550	187,430	759,550
Environmental	-	-	-	-
Laboratory	-	-	-	-
Licences	-	-	-	-
Reclamation	-	-	-	-
Supplies	-	-	-	-
Survey and mapping	-	-	-	-
Travel	-	6,950	373	11,387
Costs written-down	-	-	-	-
	187,430	777,540	187,803	808,777
Total	188,134	789,193	189,325	831,193
Resource Property, beginning of period	13,027,366	12,642,994	13,026,175	12,600,994
Resource Property, end of period	$ 13,215,500	$ 13,432,187	$ 13,215,500	$ 13,432,187

Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002
(Unaudited)

1. BUSINESS OF THE COMPANY

The Company is engaged in the exploration and development of a coal project (Note 6(b)) near Chetwynd, British Columbia, and a gold property (Note 6(a)) in the Northwest Territories, Canada. A feasibility study was completed in September 2002 on the Willow Creek Coal Project indicating that an open pit coal mine producing 950,000 clean tonnes of coal per annum would cost approximately $24.1 million. The Joint Venture is presently evaluating and financing strategies to place the coal property into production.

2. CONTINUING OPERATIONS

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $14,760,803 and has a working capital deficiency at September 30, 2002 of $483,602. The Company's continued existence is dependent on the ability to obtain loan financing or the raising of additional equity capital through sales of its common stock and the Company's ability to ultimately attain porfitable operations.

Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and continue the exploration and development of its mineral properties. Should the Company not be able to raise sufficient funds, the Company would likely have its interest in the Joint Venture dcreased to less than 66-2/3% (Note 6(b)).

If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which in respect of these financial statements do not differ materially from accounting principles generally accepted in the United States ("US GAAP").

a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

b) Cash and cash equivalents

Cash and cash equivalents includes short term money market instruments with terms to maturity at the date of issue not exceeding 90 days.

c) Mineral properties

The Company is involved in exploration and development of its mineral properties. The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, are sold or abandoned. Costs pertaining to properties developed to production will be amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned will be written off.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. On a periodic basis, the Company compares the carrying value of resource properties to estimated net recoverable amounts to determine it there is any indication of impairment.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accounants ("CICA") issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. Recently, the Emerging Issues Committee issued Abstract 126, *Accounting by Mining Enterprises for Exploration Costs*, which provided further guidance on AcG11. Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. Under this new guidance, the Company's accounting policies are appropriate and there will be no impact arising from Abstract 126.

d) Capital assets

Capital assets are recorded at cost and the Company provides for amortization using the declining balance method at rates ranging from 20% to 30% per annum.

e) Restoration, rehabilitation, and environmental expenditures

Restoration, rehabilitation and environmental expenditures are charged to earnings as incurred during the exploration phase. Significant restoration, rehabilitation and environmental expenditures to be incurred subsequent to the cessation of exploration are accrued when their extent can be reasonably estimated.

f) Income taxes

The Company accounts for income taxs using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry forwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

g) Earnings (loss) per common share

As of April 1, 2001, the Company retroactively adopted the treasury stock method for the calculation of diluted earnings per share in acordance with a new Canadian Institute of Chartered Accounants accounting standard. As a result of this change, diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive. The impact of this change in accounting policy on the current and comparative diluted earnings per share was not material.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Use of estimates

The preparation of financial statements is conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

i) Fair value of financial instruments

The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and interest payable aporoximates their fair value. The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 8.

j) Financial risk

Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

k) Joint venture

The Company accounts for its interest in the Joint Venture on a proportionate consolidation basis, which, due to the current development status of the property, results in presentation similar to that derived from the equity method.

l) Foreign currency translation

The Company uses the temporaral method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction expect for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.

m) Stock options

The Company has a share based compensation plan which is described in Note 10(a). No compensation expense is recognized for the plans when shares or share options are issued to directors, officers and employees. Any consideration paid by directors, officers and employees on exercise of share options or purchase of shares is credited to share capital.

4. ACCOUNTS RECEIVABLE

Accounts receivable includes $1,375 (2002 - $3,955) of GST receivables.

5. **CAPITAL ASSETS**

		September 30, 2002		March 31, 2002
	Cost	Accumulated amortization	Net Book Value	Net Book Value
Office equipments	$66,018	$49,780	$16,238	$18,410
Field equipment	9,000	8,048	952	1,120
	$75,018	$57,828	$17,190	$19,530

6. **MINERAL PROPERTIES**

	September 30, 2002	March 31, 2002
Indin Lake	$2,911,928	$ 2,910,855
Willow Creek Joint Venture	10,303,572	10,115,320
	$13,215,500	$13,026,175

a) Indin Lake

The Company has a 90% interest in certain leases, subject to a 3% net smelter return royalty wherein the balance of 10% is a net profits interest afer all costs are recovered located in the Mackenzie Mining Division of the Northwest Terrorities. The Company has the option to purchase the above royalty for $500,000 for cash or shares at the time of production.

b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)

During the year ended March 31, 1996, the Company entered into a Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Co. Ltd, ("Mitsui") and BCR Venture Inc. ("BCR"), a wholly owned subsidiary of BC Railway Company ("BC Rail"). The purpose of the joint venture is to develop a low cost coal mine.

Under the agreement, a feasibility study has been completed and accepted by the joint venture participants, and a decision has been made to proceed to develop a coal mine in the the Willow Creek coal licenses. Pine Valley Coal Ltd. has been set up as the operator and is directed by a Management Committee. Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc., contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek. The licences and assets were transferred to the Joint Venture in return for a capital account of $2,500,000. Under the Agreement, Mitsui and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Joint Venture, and a best efforts commitment to obtain project financing.

During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at September 30, 2002 and March 31, 2002 which recognizes the difference between the property carrying value and the transfer value to the Joint Venture to the extent of the interests of the other Ventures.

During the current quarter the interest has accured on the funding shortfall regarding Mitsui's funding of the trial cargo program. As at September 30, 2002 the Company had not paid its proportionate share of contributions to the Joint Venture amounting to $455,488 reducing the Company's interest in the Joint Venture to 63.26%. This amount must be paid by the Company to restore its interest to 66-2/3%.

6. **MINERAL PROPERTIES (Continued)**

Under the agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract and have also contracted with Mitsui to market the coal worldwide during the life of the project. The Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company will cease to have any representation or right to vote on the management committee of the Joint Venture.

The assets, liabilities and cash flows of the Joint Venture are summarized as follows:

	September 30, 2002	March 31, 2002
Current assets and deposits	$273,905	$ 2,932,965
Coal property interests and equipment	10,569,357	11,249,262
	10,843,262	14,182,227
Current liabilities	15,841	2,153,358
	$10,827,421	$12,028,869

	September 30, 2002	March 31, 2002
Cash Flows:		
Investing activities	$ (596,005)	$ (1,787,134)
Financing activities	617,552	1,819,000

7. **DUE TO RELATED PARTY**

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions.

Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002
(Unaudited)

8.   NOTES PAYABLE

	September 30, 2002	March 31, 2002
Non-Interest bearing promissory note, maturing September 18, 2002.	$ -	$ 400,000
Promissory note, bearing 15% interest per annum, secured by shares of Falls Mountain Coal Inc., maturing August 24, 2002.	-	804,328
Promissory note, bearing 15% interest per annum, secured by shares of Falls Mountain Coal Inc., maturing September 10, 2002.	-	372,000
Promissory note, bearing 10% interest per annum, maturing April 5, 2003.	-	-
	-	1,576,328
Less: amount to be accreted to date of maturity	-	(25,973)
	$ -	$1,550,355

As at September 30,2002, there was a committment to convert outstanding indebtedness of $1,461,433 including accrued interest, into common shares. At the Annual General Meeting, the shareholders of the Company approved the issuance of 2,657,151 shares at a deemed price of $0.55 per share to settle the outstanding indebtedness. The shares were issued on October 1, 2002 (see note 14(a))

Globaltex Industries Inc.
(An exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002
(Unaudited)

9. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO SEPTEMBER 30, 2002

	Years Issued	Number of shares	Shareholders' Equity from inception to September 30, 2002
a) Shares issued for cash			
	1970	45,117	$67,675
	1971	12,895	30,948
	1972	16,361	49,084
	1973	1	1
	1974	83,333	60,000
	1976	100,000	90,000
	1977	66,667	35,000
	1978	100,000	52,173
	1980	233,333	135,000
	1981	433,333	1,496,546
	1987	83,333	62,500
	1988	358,334	321,751
	1990	150,000	43,500
	1991	50,000	14,000
	1992	800,000	235,750
	1994	236,500	302,030
	1995	648,125	542,860
	1996	100,000	120,000
	1997	50,000	60,000
	1998	355,000	230,787
	1999	1,225,833	758,463
	2000	1,816,157	958,000
	2001	656,500	384,979
	2002	866,667	578,000
	2003	136,362	75,000
		8,623,851	$6,704,047

9. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO SEPTEMBER 30, 2002 (Continued)

		Years Issued	Number of shares	Shareholders' Equity from inception to September 30, 2002
b) Shares issued for property (company and predecessor corporations)				
		1970	108,333	$162,500
		1973	25,000	7,500
		1976	108,333	3,250
		1976	1,667	1,000
		1980	250,000	559,815
		1981	8,333	56,250
		1983	8,333	42,500
	*	1985	(82,732)	(185,261)
		1988	100,000	88,000
		1990	100,000	25,000
		1991	100,000	25,000
		1993	5,400,000	8,532,000
		1995	80,000	96,000
			6,207,267	$ 9,413,554
* Shares contributed to the Company and cancelled				
c) Shares issued for debt		1985	993,368	$745,026
Shares issued for equipment		1985	333,333	400,000
		1987	447,052	335,289
Shares issued for debt		1988	46,315	34,737
		1990	568,953	194,002
		1991	608,360	152,090
Shares issued for finders' fee		1996	756,581	543,049
Shares issued for debt		1996	1,038,390	1,013,631
		1997	50,000	47,500
		1998	130,840	157,008
		2000	263,157	181,095
Shares issued for debt		2002	4,695,080	3,361,434
Shares issued for debt		2003	1,528,571	1,055,000
			11,460,000	$8,219,861
SEPTEMBER 30, 2002			26,291,118	$ 24,337,462

9. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO SEPTEMBER 30, 2002 (Continued)

During the six months period ended September 30, 2002, the Company :

(i) issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000.

(ii) issued 136,362 common shares for proceeds of $75,000 from private placement.

(iii) issued 100,000 common shares to settle $55,000 debt due to a director.

10. STOCK OPTIONS AND WARRANTS

(a) As at September 30, 2002, outstanding stock options to directors and an employee were as follows:

Number of shares	Exercise price	Expiry date
393,500	$ 1.20	March 23, 2003
900,000	$ 0.90	March 31, 2003
300,000	$ 0.90	December 12, 2006
250,000	$ 0.90	April 28, 2007
15,000	$ 0.90	May 7, 2007
200,000	$ 0.90	June 3, 2007
2,058,500		

(b) As at September 30, 2002, outstanding share purchase warrants were as follows:

Number of shares	Exercise price	Expiry date
300,000	$1.70	September 16, 2003
2,000,000	$1.60/$1.70	January 8, 2003/2004
300,000	$1.25/$1.35	September 18, 2003/2004
68,181	$0.60	June 19, 2004
2,668,181		

(c) During the 1st quarter of 2003, 200,000 stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $18,235 were recorded for the six months period ended September 30, 2002 (2001 - $NIL). This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 69% and an average annual risk free interest rate of 4%.

11. RELATED PARTY TRANSACTIONS

(a) The Company paid or accrued amounts payable to shareholders and companies controlled by directors as follows:

	September 30, 2002	September 30, 2001
Management fees	$ 32,750	$ 105,000
Interest expense	41,971	31,261

(b) As at September 30, 2002, accounts payable and accrued liabilities include $51,675 (2001 - $67,129) due to a director, shareholders and companies controlled by directors.

12. SEGMENTED INFORMATION

The Company operates in one industry and as at September 30, 2002 and 2001 substantially all of the Company's assets were located in Canada.

13. CONTIGENT LIABILITIES AND COMMITMENTS

The Company has a $50,000 letter of credit outstanding at September 30, 2002 (March 31, 2002 - $50,000).

The Company has been billed $446,687 by a third party during the year ended March 31, 2002. The Company has informed the third party that it was not engaged by the Company and hence the Company does not concur with the billing. The third party has informed the Company that it continues to believe the billing is valid. The Company will contest the billing if it becomes necessary and will only record an expense related thereto in the period that the amount of settlement, if any, becomes determinable.

During the year ended March 31, 2002, the Company was served with a claim from a former director of the Company for $412,435 with respect to unpaid obligations, that it believes is without merit and is unlikely to be successful.

The Company has entered into an operating lease agreement for office space which require the Company to make the following lease payments:

2003	$ 32,966
2004	32,966
2005	5,494
	$ 71,426

14. SUBSEQUENT EVENTS

(a) The Company settled $1,461,433 in promissory notes (including accrued interest) due to a director through the issuance of 2,657,151 common shares at a deemed price of $0.55 per share.

(b) A special resolution was approved to change the Company's name to Pine Valley Mining Corp. The proposed change of name will take effect at a date yet to be determined by the directors.

(c) An amendment to the Company's authorized share capital was approved to increase the authorized share capital from 50,000,000 common shares to 100,000,000 common shares.

(d)
The investor and public relations services contract with Anreder Hirschhorn and Company was terminated by mutual consent.

15. LIST OF DIRECTORS AND OFFICERS

Mark Fields	Director, President and CEO
Clay Gillespie	Director
Mark Smith	Director

GLOBALTEX INDUSTRIES INC.
SCHEDULE B – SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

1. Analysis of expenses and deferred costs

See attached Schedule A.

2. Related party transactions*:*

Salaries totaling $45,000 were paid during the period to one director of the Company.

Management fees totaling $51,675 were accrued to one former director of the Company during the period.

The Company paid and accrued interest expense totaling $41,971 to a shareholder beneficially owning more than 10% of the stock, for loans with outstanding amounts totaling $1,427,468.

3. Summary of securities issued and options granted during the period:

Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
Sep. 12, 2002	Common Shares	Debt Settlement	100,000	$0.55	N/A	Debt Conversion	Nil

Options granted during the period: Nil

4. Summary of securities at the end of the reporting period:

Authorized and issued share capital:

Class	Par Value	Authorized Number	Issued Number	Amount
Common	NPV	50,000,000	26,291,118	$24,337,462

Options, warrants and convertible securities outstanding:

Security	Number or Amount	Exercise Price	Expiry Date
[1] Warrants	2,000,000	$1.60/1.70	January 8, 2003/2004
[2] Warrants	300,000	$1.70	September 16, 2003
[3] Warrants	300,000	$1.25/1.35	September 18, 2003/2004
Warrants	68,181	$0.60	June 19, 2004
Options	393,500	$1.20	March 23, 2003
Options	900,000	$0.90	March 31, 2003
Options	300,000	$0.90	December 12, 2006
Options	250,000	$0.90	April 28, 2007
Options	15,000	$0.90	May 7, 2007
Options	200,000	$0.90	June 3, 2007

[1] Each warrant entitles the holder to purchase one common share at a price of $1.60 until January 8, 2003 and $1.70 until January 8, 2004.

[2] Each warrant entitles the holder to purchase one common share at a price of $1.70 until September 16, 2003.

[3] Each warrant entitles the holder to purchase one common share at a price of $1.25 per share until September 18, 2003 and $1.35 per share until September 18, 2004.

Shares in escrow or subject to pooling:
Number in escrow: Nil   Pooled: Nil

5. Directors and officers

Mark Fields, President, Chief Executive Officer, Director
Clay Gillespie, Director
Mark Smith. Director

GLOBALTEX INDUSTRIES INC.
SCHEDULE C – MANAGEMENT DISCUSSION
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002

1. Description of Business

The Company is a venture company under the rules of the TSX Venture Exchange. The Company is currently in a joint venture developing a coal property in northeastern BC.

2. Discussion of Operations and Financial Condition for the period to date:

The Company and its joint venture partner Mitsui Matsushima Canada Ltd. engaged an engineering firm to complete an update of a feasibility study for the Pine Valley project. The results were released during the period.

The Company incurred expenses totaling $159,706 for the three months ending September 30, 2002 ($298,805 for the six month period) compared to $897,273 for the quarter ending September 30, 2001 ($1,217,869 for the six month period). The reduced expenses reflect the lower debt and a focus on reducing the general and administrative expenses.

The Company incurred lower interest and financing costs in the quarter ended September 30, 2002 of $52,390 compared to September 30, 2001 costs of $464,080. The Company incurred debt relating to the Pine Valley project, including warrants which were issued and applied to the period ending September 30, 2001. Legal fees for the quarter ended September 30, 2002 were $12,065 compared to September 30, 2001 costs of $305,830. The higher expenses in 2001 were in part due to the Company investigating an opportunity to develop a coal fired electrical generation plant in Washington State. Management fees for the quarter ending September 30, 2002 were $16,250 compared to September 30, 2001 costs of $52,500 while Office expenses, including salaries, were $32,241 for the period ending September 30, 2002 compared to $38,809 for the period ending September 30, 2001. The reduced amount of the Management fees and Office, for these two categories combined, reflects a focus to reduce the administrative costs to operate the Company. The Promotion and marketing expenses increased in the quarter ending September 30, 2002 to $6,641 compared to $2,194 in the quarter ending September 30, 2001 due to the Company developing a new web site and engaging a firm to focus on marketing. Travel costs for the quarter ending September 30, 2002 were zero, a reduction from the September 30, 2001 costs of $25,552 when significant travel associated with the coal fired electrical generation plant opportunity in Washington State occurred.

The Company incurred development costs of $188,134 in the quarter ending September 30, 2002 compared to $789,193 in the same period of the previous year. Following the completion of the trial cargo coal shipment earlier in the calendar year the Company with its joint venture partner Mitsui Matsushima Canada Ltd. had an updated feasibility study completed for the Pine Valley project.

3. Subsequent Events
The Company settled $1,461,433 in promissory notes (including accrued interest) due to a director through the issuance of 2,657,151 common shares at a deemed price of $0.55 per share.

A special resolution was approved to change the Company's name to Pine Valley Mining Corp. The proposed change of name will take effect at a date yet to be determined by the directors.

An amendment to the Company's authorized share capital was approved to increase the authorized share capital from 50,000,000 common shares to 100,000,000 common shares.

The investor and public relations services contract with Anreder Hirschhorn and Company was terminated by mutual consent.

4. Financings, Principal Purposes and Milestones

The Company received regulatory approval and completed an agreement with a former director to convert $55,000 of debt by issuing 100,000 shares. The conversion price was $0.55 per share.

The Company announced an agreement, and received the necessary regulatory and Company shareholder approvals, to convert debt and accrued interest which totaled, as of September 30 when the shareholder vote for approval occurred, $1,461,433 into 2,657,151 shares at a price of $0.55 per share. The shares were issued subsequent to the end of the period.

5. Liquidity and Solvency

The Company's working capital deficiency as of September 30, 2002 was $483,602. The deficiency is due principally to the shortfall in completing the trial cargo. As of September 30, 2002 the shortfall was approximately $455,488 and has been funded by Mitsui Matsushima Canada Ltd. The Company must repay the shortfall to restore its joint venture interest from the current interest of approximately 63.26% to 66 2/3%.

The Company is currently investigating alternatives to raise further funds.

The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.